

SECI   24000418

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SEC Mail Processing

FEB 20 2024

SEC FILE NUMBER

8-35199

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Facing Page

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bessemer Investor Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 46th Floor

(No. and Street)

New York   **New York**   **10020**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Yaworsky   **(732) 694-5430**   **yaworsky@bessemer.com**
(Name)   (Area Code – Telephone No.)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza   **New York**   **New York**   **10112**
(Address)   (City)   (State)   (Zip Code)

10/20/2003   **34**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

TABLE OF CONTENTS

This filing** contains (check all applicable boxes):

☒ (a) Statement of Financial Condition.

☐ (b) Statement of Operations.

☐ (c) Statement of Cash Flows.

☐ (d) Statement of Changes in Shareholder's Equity.

☐ (e) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).

☒ (f) Notes to Financial Statements.

☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt).

☐ (i) Computation for determination of PAB requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)

☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt).

☐ (k) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).

☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☒ (m) An Affirmation.

☒ (n) Independent public accountant's report based on an examination of the financial statements Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

☐ (o) A copy of the SIPC Supplemental Report (filed separately).

☐ (p) A Report Describing the Existence of Internal Control over Compliance with the Financial Responsibility Rules and the Broker-Dealer's Compliance with the Financial Responsibility Rules (the "Compliance Report") or A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).

AFFIRMATION

We, George Wilcox and George Yaworsky, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Bessemer Investor Services, Inc. (the "Company") as of December 31, 2023 is true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

George Wilcox _____ 2/22/24
George Wilcox   Date
President

George Yaworsky _____ 2/22/24
George Yaworsky   Date
Treasurer

Notary Acknowledgment

[State] mAssAchusetts) s.s.:
[County] Suffolk)

On February 22 , 2024 before me, personally appeared George Wilcox ,
who proved to me through satisfactory evidence of identification to be the person(s) whose
name(s) is/are signed on the preceding or attached document and acknowledged that he/she/they
signed it voluntarily for its stated purpose.



Diana A. Basile
Notary Signature

Diana A. BAsile
Print Name
My Commission Expires: 04-04-2025

Sworn to and subscribed
before me this
22 day of february, 2024

Traci M. Sharp 2/22/24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Bessemer Investor Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2024

We have served as the Company's auditor since 1986.

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS:

Cash	$	2,778,336
Servicing fee receivable		40,003
Other assets		17,617
TOTAL ASSETS	$	2,835,956

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accrued expenses and other liabilities	$	107,495
Taxes payable		38,224
TOTAL		145,719

SHAREHOLDER'S EQUITY:

Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	2,440,237
TOTAL	2,690,237

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,835,956

See notes to Statement of Financial Condition.

BESSEMER INVESTOR SERVICES, INC.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a wholly-owned bank subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting as placement agent in connection with the private placement of limited liability company interests in the hedge fund of funds, private equity and real asset fund of funds, and other private investment companies (the "Funds") managed by the Parent. The Company has also entered into sub-agency agreements with other pooled investment vehicles ("Externally Managed Exchange Funds") and their associated placement agents in connection with the placement of shares sold by the Externally Managed Exchange Funds. The Externally Managed Exchange Funds are special-purpose, privately offered equity funds designed to meet the diversification needs of investors holding concentrated positions in selected qualifying stocks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash— Cash includes interest-bearing deposits with an external, third-party bank as well as other non-interest bearing deposits with the Parent.

Income Taxes—BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. The Company is included in the consolidated filings of Federal, New Jersey and New York City income tax returns with BGI and New York State consolidated income tax return with the Parent. BGI, the Parent and the Company did not elect S corporation status in New Jersey, New York City or New York State, and are subject to corporate income tax. New Jersey, New York City and New York State income taxes have been provided on separate entity taxable income at the marginal tax rate of the Company's consolidated filing group. As of January 1, 2024, the Company is classified as a Subchapter C corporation under the provisions of the Internal Revenue Code. See Note 5.

In accordance with the terms of the tax sharing agreements with BGI and the Parent, substantially all current New Jersey, New York City and New York State income tax liabilities are settled periodically with BGI and the Parent. Other state and local income taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statement that are recognized in a different year than for tax return purposes.

The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. An asset or a liability is established for

differences between positions taken in a tax return and the related amounts recognized in the financial statement.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits within Taxes payable in the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Cash includes cash held with the Parent in the amount of $96,329 as of December 31, 2023.

The Company and the Parent have entered into an Agreement, as amended, whereby the Parent will pay an ongoing annual placement fee to the Company for acting as placement agent in connection with the placement of limited liability company interests in Funds organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterparty.

The Company is also charged compensation and benefits expenses by the Parent. These charges are allocated based on approximate time spent by executive management related to the operation of the Company.

As described in Note 2, the Company files consolidated Federal, New York State, New York City and New Jersey income tax returns with BGI or the Parent.

4. PLACEMENT AND SERVICING FEES

The Company, the Externally Managed Exchange Funds and the associated placement agent have entered into sub-agency agreements. The Company earns a servicing fee as a sub-agent in connection with the placement and servicing of shares in special-purpose, privately offered equity funds, of which $40,003 is a receivable as of year-end. The respective sub-agency agreements may be terminated by either party upon ten days written notice to the counterparty.

5. INCOME TAXES

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company incurs taxes at the state and local level only, primarily in New Jersey, New York State and New York City.

BGI has submitted a Statement of Revocation to the Internal Revenue Service to revoke Subchapter S status for BGI and its qualified Subchapter S subsidiaries as of December 31, 2023. Moreover, the Company will be subject to Federal and additional state income taxes at the corporate level beginning on January 1, 2024. The change in tax status of the Company resulted in recognition of deferred, federal and additional state tax assets of $8,571 which is included within other assets. The net deferred tax assets reflect the tax effects of temporary differences in the recognition of certain income and expense items for income tax and financial reporting purposes. The principal item generating such temporary differences relates to the Federal benefit of state and local taxes. No valuation allowance is deemed necessary with regards to deferred tax assets.

As of and for the year ended December 31, 2023, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2023, the Company's tax years for 2020, 2021, 2022 and 2023 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

Included within Taxes payable, the Company has recorded accrued taxes of $38,224 related to state and local income taxes as of December 31, 2023.

6. **NET CAPITAL REQUIREMENT**

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $2,632,617, which was $2,622,902 in excess of its required minimum net capital of $9,715. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

7. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Company may be subject to litigation. As of December 31, 2023, there were no pending legal actions against the Company, the Parent or BGI which could be reasonably thought to impact the Company.

8. **SUBSEQUENT EVENTS**

Management has evaluated the impact of all subsequent events on the Company through the date of issuance. Based on that evaluation, as of January 1, 2024, the Company will be subject to Federal and additional state income taxes as discussed in Note 5. There were no other subsequent events requiring recognition or disclosure in the financial statements.

* * * * * *